United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)


Name of Issuer:                           IntegraMed America, Inc.
Title of Class of Securities:             Common Stock
CUSIP Number:                             45810N104





CUSIP No. 45810N104                                    Page 2 of 4 Pages

1. Name of Reporting Person          Alphi Investment Management Company
                                     IRS No. 36-3588013

2. Check the appropriate box if a member of a group  (a) [ ]      (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization                  Illinois

5. Sole Voting Power                                      666,800

6. Shared Voting Power                                    153,800

7. Sole Dispositive Power                                 820,600

8. Shared Dispositive Power                                     0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          820,600

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row 9        8.9%

12. Type of Reporting Person                       IA









CUSIP No. 45810N104                                      Page 3 of 4 Pages

Item 1(a).  Name of Issuer

     This Amendment No. 2 to the Schedule 13G relates to the Shares of Common Stock of IntegraMed America, Inc. (the "Shares" and the "Company" respectively).

Item 1(b).  Address of Issuer's Principal Executive Offices

     The executive offices of the Company are located at One
Manhattanville Road, Purchase, NY  10577.

Item 2(a).  Name of Person Filing

     This Amendment No. 2 to the Schedule 13G is being filed on behalf of Alphi Investment Management Company ("AIMCO"), an Illinois corporation.

Item 2(b).  Address of Principal Business Office

     The principal business offices of AIMCO are located at 155 Pfingsten Road, Suite 360, Deerfield, IL 60015.

Item 2(c).  Citizenship

     U.S.A.

Item 2(d).  Title of Class of Securities

     Common Stock

Item 2(e).  CUSIP Number

      45810N104

Item 3.  Type of Person

     Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership
     (a)   Amount Beneficially Owned:            820,600
     (b)   Percent of Class:                         8.9%
     (c)   Number of shares as to which person has:
          (1)   sole power to vote or to direct the vote:      666,800
          (2)   shared power to vote or to direct the vote:    153,800
          (3)   sole power to dispose or to direct the disposition of:
                                                               820,600
          (4)   shared power to dispose or to direct the disposition of:
                                                                   -0-

Item 5.  Ownership of Five Percent or less of a Class:
     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person Alphi Fund L.P. ("Alphi"), a Delaware limited partnership is the beneficial owner of 666,800 Common Shares, which is 7.2% of the 9,226,807 Shares of the Company deemed to be outstanding as of December 31, 1996. AIMCO, in its capacity as general partner of Alphi, has the sole power to vote and sole power to dispose of 666,800 Common Shares owned by Alphi. Individual limited partners of Alphi (but not the principals of AIMCO) may own Shares which are not included in the aggregate number of Shares reported in Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.

Item 8.  Identification and Classification of Members of the Group
     Not applicable.

Item 9.  Notice of Dissolution of Group
     Not applicable.

Item 10.  Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1997
Date

/Philip R. Smith/
Signature

Philip R. Smith/Secretary
Name/Title